Filed by Annaly Capital Management, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: MTGE Investment Corp.

Registration No.: 333-224968

On May 23, 2018, Annaly Capital Management, Inc. (“Annaly”) held its 2018 Annual Meeting of Stockholders, at which it made the following presentation providing supplemental information regarding Annaly’s pending acquisition of MTGE Investment Corp. (“MTGE”) pursuant to the Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, MTGE and Mountain Merger Sub Corporation.

2018 Annual Meeting May 23, 2018

Safe Harbor Forward-Looking Statements This presentation includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly Capital Management, Inc. (“Annaly”) or MTGE Investment Corp. (“MTGE”) stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including at least a majority of MTGE’s common shares being validly tendered into the exchange offer; that required regulatory approvals for the proposed transaction may not be obtained in a timely manner, if at all; business disruption following the merger; and the other risks and important factors contained and identified in Annaly’s and MTGE’s filings with the Securities and Exchange Commission (“SEC”), such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this presentation are made only as of the date hereof. Neither Annaly nor MTGE undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law. Additional Information and Where to Find It This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4, and MTGE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. MTGE STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MTGE SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of MTGE common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-826-6259). In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Annaly and MTGE file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and MTGE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and MTGE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures, including core earnings metrics, which are presented both inclusive and exclusive of the premium amortization adjustment (“PAA”). We believe the non-GAAP financial measures are useful for management, investors, analysts, and other interested parties in evaluating our performance but should not be viewed in isolation and are not a substitute for financial measures computed in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, we may calculate non-GAAP metrics, which include core earnings, and the PAA, differently than our peers making comparative analysis difficult. Please see the section entitled “Non-GAAP Reconciliations” in the attached Appendix for a reconciliation to the most directly comparable GAAP financial measures.

Overview

Annaly Investment Thesis

Annaly's diversification, scale and liquidity, coupled with an established investment platform and enhanced by Annaly's pending acquisition of MTGE, provide a unique investment opportunity in today's markets

Size & Scale	Largest mREIT with pro forma equity base of over ***$14 billion***[(1)] ~***25x*** the market capitalization of the median mREIT[(2)]
Liquidity & Financing	Annaly utilizes a multitude of funding sources and has pro forma unencumbered assets of over ***$7.7 billion***[(3)]
Diversified Shared Capital Model	***37***[(4)] available investment options is nearly ***3x*** more than in 2013
Market Leading Consolidator	Three acquisitions for a combined value of over ***$3.3*** billion since the initiation of Annaly's diversification strategy
Operational Excellence	Annaly's operating expenses as a % of assets and equity are ***65%*** and ***53%*** lower than peers, respectively[(5)]
Durability & Stability	Beta of ***0.55***[(6)] is lower than any other equity yield index in the S&P 500
Human Capital, Governance & Engagement	***100%*** of employees subject to Stock Ownership guidelines are on track to meet them[(7)]
Outperformance	Market leading total return of ***67%*** since diversification strategy began[(8)]

Source: Bloomberg, SNL Financial and Company filings. Market data as of May 11, 2018. Financial data as of March 31, 2018 or most recent filing.

1. Total common and preferred equity pro forma for Annaly's acquisition of MTGE.
2. Representative of BBREMTG Index pro forma for pending acquisitions of CYS by TWO (announced on April 26, 2018) and MTGE by NLY (announced on May 2, 2018).
3. Company filings as of March 31, 2018. "Unencumbered assets" are representative of Annaly's excess liquidity and are defined as assets that have not been pledged or securitized (including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, Residential mortgage loans, MSRs, CRE debt and preferred equity and corporate debt). Pro forma includes MTGE's unencumbered assets (unpledged securities and cash) as of March 31, 2018.
4. Pro forma for Annaly's acquisition of MTGE.
5. Refer to footnotes on page 4 for additional disclosure.
6. Annaly's beta of 0.55 is calculated on a daily basis using Annaly's common stock closing price from May 11, 2016 to May 11, 2018.
7. Includes employees that have met or are expected to meet the guidelines within the applicable timeframe.
8. "mREIT sector" refers to BBREMTG Index. Data shown since December 31, 2013, which marks the beginning of Annaly's diversification efforts, through May 11, 2018.

1

Annaly’s Opportunity and Differentiation 2 Industry/Macro Factors Fed Exit GSE Risk Sharing Banks Outsourcing Credit Private Equity Needs New Partners Annaly is positioned to capitalize on macro and industry evolution Agency Residential Credit Commercial Real Estate Middle Market Lending Annaly’s Business Annaly Positioning Provides: Permanent Capital Solution Efficient Shared Capital Model Low Beta as Volatility Increases High Margin Platform Stable and Diversified Cash Flows Consolidator of Smaller, Less Efficient Platforms Market Valuations of Higher Risk vs. Safe Haven Assets

Annaly is a Leading Diversified Capital Manager

ANNALY®

Agency	Residential Credit	Commercial Real Estate	Middle Market Lending
The Annaly Agency Group invests in agency MBS collateralized by residential mortgages which are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae	The Annaly Residential Credit Group invests in non-agency residential mortgage assets within securitized product and whole loan markets	The Annaly Commercial Real Estate Group originates and invests in commercial mortgage loans, securities, and other commercial real estate debt and equity investments	The Annaly Middle Market Lending Group provides financing to private equity backed middle market businesses across the capital structure
Assets(1) | Capital(2)			
$98.3bn | $9.6bn	*$2.8bn | $1.5bn*	*$2.0bn | $1.1bn*	*$1.2bn | $0.9bn*
Sector Rank(3)			
#1/5	*#6/17*	*#4/11*	*#13/43*
Strategy			
Countercyclical/Defensive	*Cyclical/Growth*	*Cyclical/Growth*	*Non-Cyclical/Defensive*
Levered Returns(4)			
9% – 10%	*8% – 11%*	*7% – 10%*	*9% – 11%*

Source: Bloomberg and Company filings. Market data as of May 11, 2018. Financial data as of March 31, 2018.

1. Agency assets include to be announced ("TBA") purchase contracts (market value) and mortgage servicing rights ("MSRs"). Residential Credit and Annaly Commercial Real Estate ("ACREG") assets include only the economic interest of consolidated variable interest entities ("VIEs").
2. Dedicated capital includes TBA purchase contracts, excludes non-portfolio related activity and varies from total stockholders' equity.
3. Sector rank compares Annaly dedicated capital in each of its four investment groups as of March 31, 2018 (adjusted for price/book ("P/B") as of May 11, 2018) to the market capitalization of the companies in each respective comparative sector as of May 11, 2018. Comparative sectors used for Agency, ACREG and Residential Credit ranking are their respective sector within the Bloomberg Mortgage REIT Index ("BBREMTG") as of May 11, 2018. Comparative sector used for Annaly Middle Market Lending Group ("AMML") ranking is the S&P BDC Index. Rankings for Agency and Residential Credit are pro forma for pending acquisition of CYS by TWO (announced on April 26, 2018) and MTGE by NLY (announced on May 2, 2018).
4. Levered return assumptions are for illustrative purposes only and attempt to represent current market asset returns and financing terms for prospective investments of the same, or a substantially similar, nature in each respective group.

3

Annaly continues to operate more efficiently than internally and externally managed mREITs Efficiency of Annaly’s Operating Model Source: Company Filings, SNL and Bloomberg. Averages are market weighted based on market capitalization as of December 31 of each respective year. Note: Internally-managed peers and externally-managed peers represent the respective internally- and externally-managed members of the BBREMTG Index. Excludes Annaly and companies during years in which they became public or first listed. Operating Expense is defined as: (i) for Internally-Managed Peers, the sum of compensation & benefits, general & administrative expenses and other operating expenses, and (ii) for Externally-Managed Peers, the sum of net management fees, compensation & benefits (if any), general & administrative expenses and other operating expenses. Since our externalization in 2013, Annaly has significantly outperformed its mREIT peers with respect to operating expenditures as a percentage of assets and as a percentage of equity Annaly’s average expense levels over the period were 65% lower as a percentage of average assets and 53% lower as a percentage of average equity Annaly’s expense levels averaged 0.24% as a percentage of assets and 1.64% as a percentage of equity, while mREIT peers averaged 0.70% and 3.46%, respectively 4

Recent Accomplishments and Developments Source: Bloomberg and Internal Company data. Gross proceeds for all offerings are before deducting the underwriting discount and other estimated offering expenses. Annaly has achieved a number of significant strategic and organizational milestones over the past twelve months Market Leading Capital Raises(1) Agency Joint Venture with a Premier Sovereign Wealth Fund Partnerships with Various Well-Known Money Center Banks and Loan Aggregators Residential Credit Commercial Real Estate Middle Market Lending Environmental, Social and Governance $425 Million 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock January 8, 2018 Strategic Partnerships Joint Venture with Developing Partnerships with Large, Diversified M&A Advisors Joint Venture with Partnership with $857 Million Common Equity Follow-On October 6, 2017 $720 Million 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock July 25, 2017 $816 Million Common Equity Follow-On July 18, 2017 Announced $900 million Acquisition of May 2, 2018 Industry Consolidation 5

3 Major Questions Have Been Answered

Against the current macroeconomic backdrop, there are three questions consistently raised by nearly all of our investors Three Major Questions Answered How Will Annaly Be Impacted By Central Bank Policy And A Rising Rate Environment? How Stable And Resilient Is The Annaly Model Over Time? How Is Annaly Positioned For The Current And Future Market Environment? 1 2 3 6

Annaly has outperformed as market “paranoia” eases around central bank policy Increased Visibility of Central Bank Policy Source: Bloomberg market data as of May 11, 2018. Note: Total return calculated from December 16, 2015 through May 11, 2018. Dates 1st Hike 12/16/15 -12/13/16 2nd Hike 12/14/16 - 3/14/17 3rd Hike 3/15/17 – 6/13/17 4th Hike 6/14/17 – 12/12/17 5th Hike 12/13/17 – 3/20/18 6th Hike 3/21/18 – Current Total Hiking Cycle 12/16/15 – Current Fed Funds Rate 0.25 - 0.50% 0.50 - 0.75% 0.75 - 1.00% 1.00 - 1.25% 1.25% - 1.50% 1.50% - 1.75% 0.25 – 1.75% NLY Total Return 22.5% 10.2% 14.0% 3.0% (11.2%) 1.6% 46.0% S&P Total Return 12.0% 5.5% 2.8% 10.3% 2.5% 0.8% 38.2% 1 7

2 Demonstrated Resiliency – Scaled Diversification Enhances Stability

As a result of the diversification strategy, Annaly has delivered consistent dividends and stable margins

Dividend Stability[1]



15%
10%
5%
0%
(5%)
(10%)
(15%)
12%
(7%)
(12%)
NLY
Agency mREITs
Hybrid mREITs
Commercial mREITS

NLY has paid a consistent $0.30 dividend over the past 18 quarters

Annaly NIM ex-PAA (%)[2]



140
120
100
80
60
40
2s – 10s Spread (bps)
1.54%
1.54%
1.42%
1.53%
1.55%
1.53%
1.47%
1.51%
1.52%
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
NLY NIM
2s - 10s Spread

Annaly has continued to provide an attractive, stable NIM throughout different yield environments

In addition, the diversification strategy has allowed Annaly to operate with a leverage profile that is nearly 20% lower than mREITs with pure play Agency strategies

Source: Bloomberg and Company filings. Includes all companies in the respective Agency, Hybrid, and Commercial sectors of the BBREMTG Index as of May 11, 2018. Market data as of May 11, 2018.

1. Dividend Stability measures the change in dividend from Q4 2013 to Q1 2018.
2. Net interest margin represents the sum of the Company's interest income plus TBA dollar roll income less interest expense and realized gains (losses) on interest rate swaps divided by the sum of average interest earning assets plus average TBA contract balances. Net interest margin (excluding PAA) excludes the PAA representing the cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term prepayment speeds related to the Company's Agency MBS. Represents a non-GAAP financial measure; see Appendix.

8

Source: Bloomberg, Company filings. Market data as of May 11, 2018. Dividend declarations shown from December 31, 2013 to March 31, 2018. Note: mREIT sectors include companies that are currently in the BBREMTG as of May 11, 2018. MLPs represent the Alerian MLP Index. Equity REITs represent BBREIT Index. Utilities represent the Russell 3000 Utilities Index. Consumer Staples represent the S&P 500 Consumer Staples Index (“S5CONS Index”). Select Financials includes companies in the S&P 500 Financials index (“S5FINL Index”) with dividend yields greater than 50 basis points higher than the S&P 500 dividend yield as of May 11, 2018. In a universe of yield manufacturers, Annaly has maintained superior dividend stability Annaly’s Dividend Stability is Unique Among Yield Investments 2 9 % of Companies to Cut Dividend Since 2013 Current Dividend Yield Aggregate # of Cuts 0 31 39 19 8 136 30 5 93 In a universe of yield manufacturers, Annaly has maintained superior dividend stability

3 Annaly is an Industry Leading Consolidator

Since Annaly announced the acquisition of Hatteras Financial Corp. in April 2016, the number of mREITs decreased by 20% while market capitalization of companies remaining in the index grew over $12bn, or ~25%(1)

Annaly's Positioning in the Mortgage REIT Sector(1)

25x	65%	15x
the size of the median mREIT and greater than the aggregate market capitalization of the 23 smallest mREITs(2)	*lower operating expense as a percentage of assets than mREIT Peers(3)*	*more Annaly shares are traded daily compared to the median of other mREITs(4)*

Evolution of the Mortgage REIT Sector Since April 2016 ($mm)(1)



$52,369
($5,200)
$444
$12,154
$59,767
April 2016
Acquired / Removed
New Members
Growth of Remaining
May 2018

	April 2016	Acquired / Removed	New Members	Growth of Remaining	May 2018
# of Co.	40	(12)	4	--	32
Avg. Size	$1.3bn	$433mm	$111mm	$396mm(5)	$1.8bn

Source: Bloomberg. Market Data as of May 11, 2018.

1. Compares companies in the BBREMTG Index as of May 11, 2018 to the same list of companies as of April 8, 2016 (the last trading day prior to the announcement of the acquisition of Hatteras Financial Corp.). Acquired companies include companies that have been acquired or acquisitions of the companies have been announced (HTGS, AMTG, CLNY, NRF, CYS, MTGE). Removed companies include companies removed from the BBREMTG Index (DS, STAR, IMH, BMNM, VRTB, ORGN). New members include companies that have been added to the BBREMTG Index (AJX, OAKS, LOAN and SACH).
2. Representative of BBREMTG Index pro forma for pending acquisition of CYS by TWO (announced on April 26, 2018) and pending acquisition of MTGE by NLY (announced on May 2, 2018).
3. Represents Annaly's average operating expense as a percentage of average assets and average equity compared to the Bloomberg mREIT Index (BBREMTG Index) from 2013 through 2017. Analysis includes companies in the BBREMTG Index as of December 31, 2017. Operating expense is defined as: (i) for internally-managed peers, the sum of compensation and benefits, general and administrative expenses ("G&A") and other operating expenses, and (ii) for externally-managed peers and Annaly, the sum of net management fees, compensation and benefits (if any), G&A and other operating expenses.
4. Compares Annaly's average 30 day volume as of May 11, 2018 to that of the other companies in the BBREMTG Index.
5. Represents the average growth of remaining index constituents.

10

Differentiated Scale and Liquidity Diversified Capital Allocation Proven Capabilities Across Asset Classes Compelling ROEs with Moderate Leverage Established Track Record of Consolidation Announcement Date Size(1) 4/11/2016 5/2/2018 $1,498mm $900mm Highlights Increased Diversification Accretive to Earnings(2) Improved Operating Efficiency and Scale Enhanced Investment Opportunities Demonstrated Ability To Successfully Execute Annaly’s Proven Value Proposition Annaly has demonstrated proven ability to opportunistically acquire companies 1/31/2013 $872mm Acquires Source: Company filings. Represents total transaction value to target’s public shareholders. Core earnings is a non-GAAP financial measure and excludes premium amortization adjustment (“PAA”); see Appendix. 11 3

3 Industry Leading Size and Scale

Annaly is an industry leader in size with scale across each of its businesses



Market Cap ($bn)
$14
$12
$10
$8
$6
$4
$2
-
#1
#6
#4
NLY
AGNC
NRZ
STWD
TWO
BXMT
CIM
MFA
ARI
IVR
NLY Resi
RWT
PMT
ACREG
ARR
CMO
ABR
NYMT
MITT
SLD
ANH
WMC
ACRE
ORC
DX
RSO
AJX
CHMI
EARN
ORM
OAKS
LOAN
SACH
RASF
Annaly
Agency
Hybrid
Commercial

	mREITs	
	Today	4/8/2016
# of Cos[(1)]	32	40
Mkt Cap	$59,767	$47,613

~25% increase in market cap with ~20% fewer companies

Source: Bloomberg. Market Data as of May 11, 2018.
Note: Annaly bar reflects pro forma market capitalization following the acquisition of MTGE.
Note: Numbers in circles represent sector rank and compare Annaly dedicated capital in each of its four investment groups as of March 31, 2018 (adjusted for P/B as of May 11, 2018) to the market capitalization of the companies in each respective comparative sector as of May 11, 2018. Comparative sectors used for Agency, ACREG and Residential Credit ranking are their respective sector within the Bloomberg Mortgage REIT Index ("BBREMTG") as of May 11, 2018. Comparative sector used for Annaly Middle Market Lending Group ("AMML") ranking is the S&P BDC Index. Rankings for Agency and Residential Credit are pro forma for pending acquisition of CYS by TWO (announced on April 26, 2018).
1. Reflects Annaly's announced acquisition of MTGE and Two Harbor's announced acquisition of CYS.

12

Annaly’s Performance and Market Differentiation

Annaly vs. Other Yield Sectors – Total Return Source: Bloomberg. Market data as of May 11, 2018. S&P 500 represents the S&P 500 Index. Equity REITs represent the RMZ Index. Utilities represent the Russell 3000 Utilities Index. Select Financials represents an average of companies in the S5FINL Index with dividend yields greater than 50 basis points higher than the S&P 500 dividend yield as of May 11, 2018. Consumer Staples represent the S5CONS Index. MLPs represent the Alerian MLP Index. On a short-term and long-term basis, Annaly has continued to outperform the mREIT industry as well as the broader market and other yield-oriented investment options 13

Source: Bloomberg. Market data as of May 11, 2018. Note: S&P 500 represents the S&P 500 Index. Equity REITs represent the RMZ Index. Utilities represent the Russell 3000 Utilities Index. Select Financials represents an average of companies in the S5FINL Index with dividend yields greater than 50 basis points higher than the S&P 500 dividend yield as of May 11, 2018. Consumer Staples represent the S5CONS Index. MLPs represent the Alerian MLP Index Total Return represents the total return for the period beginning December 31, 2013 to May 11, 2018. Yield represents the dividend yield as of May 11, 2018. Price to Book represents price to book multiples as of May 11, 2018. Annaly’s performance and yield profiles are superior to other yield sectors, at a much more attractive valuation Total Return(1) Price to Book(3) Yield(2) Annaly vs. Other Yield Sectors – Relative Valuation 14

Annaly’s strong institutional sponsorship, countercyclical cash flows, superior trading liquidity, and beta of 0.55 help shield shareholders from the volatility of the broader marketplace Annaly vs. Other Yield Sectors – Beta Source: Bloomberg. Market data as of May 11, 2018. Beta calculated on a daily basis using Annaly’s common stock closing price and index closing levels from May 11, 2016 to May 11, 2018. Utilities represent the Russell 3000 Utilities Index. Equity REITs represent the RMZ Index. Consumer Staples represent the S5CONS Index. MLPs represent the Alerian MLP Index. S&P 500 represents the S&P 500 Index. Select Financials represents an average of companies in the S5FINL Index with dividend yields greater than 50 basis points higher than the S&P 500 dividend yield as of May 11, 2018. Least Volatile Most Volatile 15

Of the top 20 dividend payers, Annaly has generated the most dividends per employee Annaly is a Market Leading Yield Manufacturer Source: Bloomberg and Company Filings. Note: Dividend data as of Q1 2018. Analysis of top 20 dividend payers based on dividends paid in trailing 3 years (Q2 2015 thru Q1 2018) of the largest 20 companies in each of the S&P Financials Index, BBREMTG Index and US REIT list per Bloomberg (each by market cap). Excludes companies that paid less than $1bn in dividends over LTM. Market cap data as of May 11, 2018. 16

Relative Value Comparison Highlights Valuation Discount

Annaly trades at a relative discount to other yield producing sectors despite outperforming across operating and performance metrics

		ANNALY	S&P 500	Equity REITs	Utilities	Select Financials	Consumer Staples	MLPs
Valuation Measures	Price to Book	0.99x	3.28x	2.16x	1.89x	1.47x	4.83x	1.72x
	Price to Earnings(1)	10.0x	20.9x	16.1x	15.9x	13.6x	18.6x	15.2x
	Dividend Yield	11.5%	2.0%	4.3%	4.3%	3.3%	3.2%	8.2%
	Total Return(2)	67.2%	61.4%	46.6%	39.3%	29.6%	29.0%	(23.4%)
Operating Efficiency & Risk	Operating Margin(3)	49%	16%	23%	13%	22%	17%	27%
	Leverage(4)	6.5x	3.3x	2.0x	3.3x	11.2x	3.6x	3.6x
	Beta(5)	0.55	1.00	0.73	0.67	1.19	0.76	0.92

Potential Upside to Valuation / More Efficient

Full Valuation / Less Efficient

Source: Bloomberg, Company Financials. Operating Margin and ROE figures based on trailing 12 month financials as of Q1 2018. Market data as of May 11, 2018.

Note: S&P 500 represents the S&P 500 Index. Equity REITs represent the RMZ Index. Utilities represent the Russell 3000 Utilities Index. Select Financials represents an average of companies in the SSFINL Index with dividend yields greater than 50 basis points higher than the S&P 500 dividend yield as of May 11, 2018. Consumer Staples represent the SSCONS Index. MLPs represent the Alerian MLP Index.

1. Price to Earnings refers to Price to Funds From Operation ("FFO") for equity REITs.
2. Total Return represents the total return for the period beginning December 31, 2013 to May 11, 2018.
3. Annaly Operating margin defined as (trailing 12 month net interest income – trailing 12 month operating expense) / trailing 12 month interest income. Bloomberg OPER_MARGIN field used for indices.
4. Annaly Leverage is defined as Q1 2018 Economic Leverage. Bloomberg FNCL_LVRG field minus 1, making it a measure of debt to equity, used for indices. Companies with >50x leverage excluded. Financial data as of Q1 2018.
5. Beta calculated on a daily basis using Annaly's common stock closing price and index closing levels from May 11, 2016 to May 11, 2018.

17

Source: Shareholder data per Ipreo based on investor filings as of May 11, 2018. “Top 30” represents 30 largest institutional Annaly shareholders as of each respective period. Institutional ownership percentage represents the total NLY shares owned by institutional investors divided by NLY shares outstanding as of quarter end for each respective period. Annaly has proven its commitment to transparency, enhanced disclosure and continued shareholder engagement 170 Institutional shareholders initiated new ownership positions in 2017 72 One-on-one meetings with investors in 2017 across the U.S., Canada and Europe 100+ Participants at our inaugural Investor Day in 2017 Annaly’s institutional ownership has increased by over 30% with over 300 new shareholders since 2013 Institutional Ownership (shares, million)(1) Annaly’s Engagement Leads to Growth in Institutional Sponsorship Institutional Ownership (%)(2) 48% 53% 57% 56% 61% 18

Annaly strategically manages all aspects of the business to best position the Company to achieve sustainable, long-term performance and value creation Industry Leading Human Capital, Governance & Engagement Human Capital One of Annaly’s greatest assets and differentiators is its people, dedicated to generating long-term return for shareholders 96% of Annaly employees feel Annaly is committed to exceeding shareholder expectations(1) Dedicated support staff of 90+ professionals provides best-in-class risk management, technology, legal, finance and business development functions 125+ new hires since 2014 Ownership Culture Annaly’s management team and senior-level employees are all Annaly shareholders – no senior member of the Management Team has ever sold stock 100% of employees subject to Stock Ownership Guidelines have either met, or within the applicable timeframe are expected to meet, the guidelines In 2017, Annaly’s CEO and other members of senior management voluntarily committed to increase their Annaly stock ownership positions 100% of NEO-owned stock has been purchased in the open market rather than granted by the Company Governance and Social Responsibility Recent enhancements include 2 new Independent Board members Increased percentage of women on Board to 36% Refreshment of certain Committee memberships and chairmanships and added a new Public Responsibility Committee Annual Board, Committee and individual Director Self-Evaluations Recognized in the 2018 Bloomberg Gender Equality Index Reflects the Company’s commitment to creating a gender equal workplace Shareholder Engagement Annaly takes pride in its extensive investor outreach efforts and is committed to transparency and continued engagement Outreach to 92% of Top 50 institutional investors over the past 12 months Annaly enhanced disclosure in its 2018 proxy statement regarding operating efficiencies of the diversified model, the parameters and makeup of the Manager’s executive pay program and corporate governance practices Annaly’s institutional ownership has increased by over 30% with over 300 new shareholders since 2013(2) Source: Company filings as of March 31, 2018, unless otherwise noted. Company data based on a September 2017 internal survey. Ipreo shareholder data as of December 31, 2017. 19

67.2% Annaly has outperformed all other yield options since its diversification strategy began in 2014 Outperformance vs. the Market and Other Yield Sectors 55.6% (23.4%) 39.3% 29.6% Source: Bloomberg. Note: Market data shown from December 31, 2013 to May 11, 2018. Note: S&P 500 represents the S&P 500 Index. mREITs represent the BBREMTG Index. Equity REITs represent the RMZ Index. Utilities represent the Russell 3000 Utilities Index. Select Financials represents an average of companies in the S5FINL Index with dividend yields greater than 50 basis points higher than the S&P 500 dividend yield as of May 11, 2018. Consumer Staples represent the S5CONS Index. MLPs represent the Alerian MLP Index. 61.4% 46.6% 20 29.0% Mar-14 Sep-14 Jun-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 May-16 Aug-16 Nov-16 Feb-17 May-17 Aug-17 Nov-17 Feb-18 May-18 Dec-13

Appendix: Non-GAAP Reconciliations

Non-GAAP Reconciliations

Unaudited, dollars in thousands except per share amounts

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company provides non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, financial measures computed in accordance with GAAP. These non-GAAP measures provide additional detail to enhance investor understanding of the Company's period-over-period operating performance and business trends, as well as for assessing the Company's performance versus that of industry peers. Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP results are provided below.

	For the quarters ended				
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
GAAP to Core Reconciliation					
GAAP net income (loss)	$1,327,704	$746,771	$367,315	$14,522	$440,408
Less:					
Realized (gains) losses on termination of interest rate swaps	(834)	160,075	-	58	-
Unrealized (gains) losses on interest rate swaps	(977,285)	(484,447)	(56,854)	177,567	(149,184)
Net (gains) losses on disposal of investments	(13,468)	(7,895)	11,552	5,516	(5,235)
Net (gains) losses on trading assets	47,145	(121,334)	(154,208)	14,423	(319)
Net unrealized (gains) losses on investments measured at fair value through earnings	51,593	12,115	67,492	(16,240)	(23,683)
Transaction expenses[1]	1,519	-	-	-	-
Net (income) loss attributable to non-controlling interest	96	151	232	102	103
Plus:					
TBA dollar roll income [2]	88,353	89,479	94,326	81,051	69,968
MSR amortization[3]	(21,156)	(19,331)	(16,208)	(17,098)	(14,030)
Core earnings*	$503,667	$375,584	$313,647	$259,901	$318,028
Less:					
Premium amorization adjustment (PAA) cost (benefit)	(118,395)	11,367	39,899	72,700	17,870
Core Earnings (excluding PAA)*	385,272	386,951	353,546	332,601	335,898
GAAP net income (loss) per average common share [4]	$1.12	$0.62	$0.31	($0.01)	$0.41
Core earnings per average common share [4]*	$0.41	$0.30	$0.26	$0.23	$0.29
Core earnings (excluding PAA) per average common share [4]*	$0.30	$0.31	$0.30	$0.30	$0.31
Annualized GAAP return (loss) on average equity	36.86%	20.58%	10.98%	0.46%	13.97%
Annualized core return on average equity (excluding PAA)*	10.70%	10.67%	10.57%	10.54%	10.66%

* Represents a non-GAAP financial measure.

1. Represents costs incurred in connection with a securitization of residential whole loans.
2. Represents a component of Net gains (losses) on trading assets.
3. Represents s the portion of changes in fair value that is attributable to the realization of estimated cash flows on the Company's MSR portfolio and is reported as a component of Net unrealized gains (losses) on investments measured at fair value.
4. Net of dividends on preferred stock. The quarter ended December 31, 2017 excludes, and the quarter ended September 30, 2017, includes cumulative and undeclared dividends of $8.3 million on the Company's Series F Preferred stock as of September 30, 2017.

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Non-GAAP Reconciliations *(cont'd)*

Unaudited, dollars in thousands except per share amounts

	For the quarters ended				
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Premium Amortization Reconciliation					
Premium amortization expense	$95,832	$203,951	$220,636	$251,084	$203,634
Less:					
PAA cost (benefit)	(118,395)	11,367	39,899	72,700	17,870
Premium amortization expense (excluding PAA)	$214,227	$192,584	$180,737	$178,384	$185,764
Interest Income (excluding PAA) Reconciliation					
GAAP interest income	$879,487	$745,423	$622,550	$537,426	$587,727
PAA cost (benefit)	(118,395)	11,367	39,899	72,700	17,870
Interest Income (excluding PAA) *	$761,092	$756,790	$662,449	$610,126	$605,597
Economic Interest Expense Reconciliation					
GAAP interest expense	$367,421	$318,711	$268,937	$222,281	$198,425
Add:					
Interest expense on interest rate swaps (1)	48,160	73,957	78,564	84,252	88,966
Economic interest expense * (1)	$415,581	$392,668	$347,501	$306,533	$287,391
Economic Net Interest Income (excluding PAA) Reconciliation					
Interest income (excluding PAA) *	$761,092	$756,790	$662,449	$610,126	$605,597
Less:					
Economic interest expense * (1)	415,581	392,668	347,501	306,533	287,391
Economic net interest Income (excluding PAA) * (1)	$345,511	$364,122	$314,948	$303,593	$318,206
Economic Metrics (excluding PAA)					
Average interest earning assets	$101,979,042	$100,247,589	$89,253,094	$83,427,268	$85,664,151
Interest income (excluding PAA) *	$761,092	$756,790	$662,449	$610,126	$605,597
Average yield on interest earning assets (excluding PAA) *	2.99%	3.02%	2.97%	2.93%	2.83%
Average interest bearing liabilities	$87,376,452	$85,992,215	$76,382,315	$70,486,779	$72,422,968
Economic interest expense * (1)	$415,581	$392,668	$347,501	$306,533	$287,391
Average cost of interest bearing liabilities (1)	1.90%	1.83%	1.82%	1.74%	1.59%
Economic net interest income (excluding PAA)* (1)	$345,511	$364,122	$314,948	$303,593	$318,206
Net interest spread (excluding PAA) *	1.09%	1.19%	1.15%	1.19%	1.24%
Interest income (excluding PAA) *	$761,092	$756,790	$662,449	$610,126	$605,597
TBA dollar roll income	88,353	89,479	94,326	81,051	69,968
Interest expense	(367,421)	(318,711)	(268,937)	(222,281)	(198,425)
Realized gains (losses) on interest rate swaps (2)	(48,160)	(82,271)	(88,211)	(96,470)	(104,156)
Subtotal	$433,864	$445,287	$399,627	$372,426	$372,984
Average interest earning assets	$101,979,042	$100,247,589	$89,253,094	$83,427,268	$85,664,151
Average TBA contract balances	12,050,341	17,509,691	19,291,834	14,206,869	10,655,785
Subtotal	$114,029,383	$117,757,280	$108,544,928	$97,634,137	$96,319,936
Net interest margin (excluding PAA) *	1.52%	1.51%	1.47%	1.53%	1.55%

* Represents a non-GAAP financial measure.

1. Prior to the quarter ended March 31, 2018, this metric included interest expense on interest rate swaps used to hedge cost of funds. Beginning with the quarter ended March 31, 2018, as a result of changes to the Company's hedging portfolio, this metric reflects all interest expense on interest rate swaps, which is reported as Realized gains (losses) on interest rate swaps in the Company's consolidated statements of comprehensive income (loss).
2. Consists of interest expense on interest rate swaps.

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